January 6, 2023

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Fundrise Growth Tech Fund, LLC
                      CIK # 0001867090
                      Rule 17g-1 Fidelity Bond Filing

On behalf of Fundrise Growth Tech Fund, LLC (the "Fund"), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940 (the "1940 Act"), are the following:

a) Attached as Exhibit A, a copy of the Fund's fidelity bond extension endorsement (the "Fidelity Bond Extension"), extending the policy period for fidelity bond to June 30, 2023 (the "Extension Period"); and

b) Attached as Exhibit B, a copy of the resolutions that have been approved by the members of the Board of Directors of the Fund, including a majority of the Board of the Directors who are not "interested persons" of the Fund within the meaning of the 1940 Act, approving the form and amount of the Fidelity Bond Extension.

Please be advised that the premium has been paid for the Extension Period.

Sincerely,

 /s/ Michelle A. Mirabal
Michelle A. Mirabal
Secretary

PREMIUM BILL

Insured: FUNDRISE GROWTH TECH FUND, LLC   Date: November 16, 2022

Producer: AON RISK SERVICES NORTHEAST INC.

Company: FEDERAL INSURANCE COMPANY

THIS BILLING IS TO BE ATTACHED TO AND FORM PART OF THE BOND REFERENCED BELOW.

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL
         WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO:

EFFECTIVE DATE	BOND NUMBER	COVERAGE		PREMIUM
April 1, 2023	82629967	ICAP Bond		$ 6,237
To				
June 30, 2023		Extension		
15% Commission				
			TOTAL	$ 6,237

FEDERAL INSURANCE COMPANY

Endorsement No.: 9

Bond Number: 82629967

NAME OF ASSURED: FUNDRISE GROWTH TECH FUND, LLC

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.   BOND PERIOD: from   12:01 a.m. on   April 1, 2022
                                               to   12:01 a.m. on   June 30, 2023

This Endorsement applies to loss discovered after 12:01 a.m. on April 1, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 16, 2022   By   _____
                                                              Authorized Representative

ICAP Bond
Form 17-02-5032 (Ed. 11-02)

EXHIBIT B

Fundrise Growth Tech Fund, LLC

Approval of Fidelity Bond Coverage

RESOLVED, that Boards of Directors (the "Boards") of Fundrise Growth Tech Fund, LLC (the "Fund") hereby authorize, approve and ratify the procurement of the Fidelity Bonds on behalf of the Fund, in the form and amount presented or described at a previous board meeting, for the period beginning at the end of the term of the current Fidelity Bonds and ending on June 30, 2023, after consideration of all factors deemed relevant by the Boards, including, but not limited to: (1) the expected value of the assets of the Fund; (2) the type and terms of the arrangements made for the custody and safekeeping of assets of the Fund; and (3) the nature of the securities and other assets in the Fund's portfolio; and

FURTHER RESOLVED, that the Boards hereby approve the payment by the Fund of the premium for coverage under the Fidelity Bonds, in the amount presented or described at a previous board meeting, after consideration of all factors deemed relevant by the Boards, including, but not limited to: (1) the number of other parties named as insured under the Fidelity Bonds; (2) the nature of the business activities of such other parties; (3) the amount and premium of the Fidelity Bonds; (4) the ratable allocation of the premium among all parties named as insureds; and (5) the extent to which the share of the premium allocated to the Fund is less than the premium the Fund would have had to pay if it had provided and maintained a single insured bond; and

FURTHER RESOLVED, that the Boards hereby delegate to the officers of the Fund the authority to negotiate such further changes to the form and amount of the Fidelity Bonds as the officers, in consultation with counsel to the Fund, deem appropriate or acceptable and to bind the coverage in such form and amount, provided that any changes to the Fidelity Bonds, presented or described at a previous board meeting, that are deemed to be material shall be reported to the Boards prior to binding the coverage; and

FURTHER RESOLVED, that the officers of the Fund be, and each hereby is, authorized to increase the amount of the coverage of the Fidelity Bonds from time to time to ensure adequate coverage based upon the value of each Fund's assets and to enable the Fund to remain in compliance with the Investment Company Act of 1940 (the "1940 Act") and the rules promulgated thereunder; and

FURTHER RESOLVED, that the officers of the Fund be, and each hereby is, authorized to make all filings with the Securities and Exchange Commission and give all notices and information with respect to such Fidelity Bonds, as may be required from time to time pursuant to Rule 17g-1(g) and Rule 17g-1(h) under the 1940 Act; and

FURTHER RESOLVED, that the officers of the Fund be, and each hereby is, authorized and directed to make any and all payments and to do or cause to be done all such other actions, and to make, execute and deliver any and all of such documents in the name and on behalf of the Fund, as they, or any of them, may deem necessary or appropriate to carry out the intent and accomplish the purpose of the foregoing resolutions.

RESOLVED, that the officers of Fundrise Growth Tech Fund, LLC (the "Fund") be, and each hereby is, authorized and directed to do or cause to be done all such other acts and things and to make, execute, and deliver any and all such papers and documents in the name of and on behalf of the Fund, as they, or any of them, upon the advice of counsel to the Fund may deem necessary, appropriate, or desirable to carry out the intent and purpose of these resolutions approved by written consent.